Exhibit 3.2

Amendments to Sections 3.1 and 3.2 of Article III

of the Restated Bylaws of

Apollo Medical Holdings, Inc.,

a Delaware corporation

1.            Defined Terms. Unless otherwise defined herein, the capitalized terms used herein shall have the same meanings set forth in the Restated Bylaws.

2.            When and only if the conforming amendments to the Corporation’s Restated Certificate of Incorporation to declassify the Board of Directors is approved and adopted by the Corporation’s stockholders at the 2018 annual meeting of the Corporation’s stockholders, immediately upon such approval and adoption, Section 3.1 of Article III of the Restated Bylaws shall be amended to read in full as follows:

“The authorized number of directors shall be fixed from time to time by the Board of Directors, provided that the authorized number of directors shall not be less than one (1).

The term of office of each director elected or appointed at or after the 2018 annual meeting of stockholders of the Corporation shall expire at the next annual meeting of stockholders following the date of election or appointment; provided, however, the term of any director who was elected or appointed prior to the 2018 annual meeting of stockholders will not be shortened. Each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal.

As a result, (i) the terms of the Class I directors shall expire at the Company’s 2018 annual meeting of stockholders, and concurrently therewith, Class I shall be eliminated, (ii) the terms of the Class II directors shall expire at the Company’s 2019 annual meeting of stockholders, and concurrently therewith, Class II shall be eliminated, and (iii) the terms of the Class III directors shall expire at the Company’s 2020 annual meeting of stockholders, and concurrently therewith, Class III shall be eliminated.

Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall be vacancies on the board which are being eliminated by the decrease. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of the director’s term of office.”

3.            When and only if the conforming amendments to the Corporation’s Restated Certificate of Incorporation to declassify the Board of Directors is approved and adopted by the Corporation’s stockholders at the 2018 annual meeting of the Corporation’s stockholders, immediately upon such approval and adoption, Section 3.2 of Article III of the Restated Bylaws shall be amended to read in full as follows:

“Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise required by law or by resolution of the Board of Directors, be filled only by a majority vote of the directors then in office, even if less than a quorum (and not by the stockholders), and directors so chosen shall serve for a term expiring at the next annual meeting of stockholders or until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, either for or without cause, but only by the affirmative vote of the holders of a majority in voting power of the shares then entitled to vote thereon, voting together as a single class.”

4.            Full Force and Effect. In all other respects, the Restated Bylaws, as amended, shall remain in full force and effect.